SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes ☐                        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Press Release titled “Telecom Argentina STET – France Telecom S.A. Announces Consolidated Nine-Month Period (“9M03”) and Third Quarter (“3Q03”) Results for Fiscal Year 2003” dated November 7, 2003

FOR IMMEDIATE RELEASE
Market Cap: P$4.6 billion
(November 7, 2003)
Contacts:
Pedro Insussarry	Marlene Wechselblatt
Pablo Caride	Golin/Harris International
Telecom Argentina	(212) 697-9191
(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD (“9M03”)

AND THIRD QUARTER (“3Q03”) RESULTS FOR FISCAL YEAR 2003 *

MAJOR EVENTS AND DEVELOPMENTS

•	The devaluation of the Argentine Peso against the US Dollar and the Euro occurred during 3Q03 was the main cause for the net loss of P$509 MM. This confirms the vulnerability of the Company’s earnings results to the fluctuation of the foreign exchange rate.
•	During 9M03 the following results were registered:
•	Net Revenues amounted to P$2,711MM (-P$440 MM or -14% vs. 9M02)
•	Operating Profit amounted to P$24 MM (+P$167 MM vs. 9M02) maintaining the trend evidenced in the previous quarter. It must be noted that the Fixed Telephony business is still generating operating losses.
•	Net Profit of P$779 MM (+P$4,916 MM vs 9M02) was mainly due to the Financial & Holding Results of P$529 MM mainly generated by the appreciation of the Argentine Peso and the Debt Restructuring Results originated by the tender offer for the financial debt (P$375 MM), both occurred in the first half of FY2003.
•	In spite of the Net Profit registered during 9M03, the Company still maintains an accumulated Net Loss amounted to P$ 2,709 MM.
•	Shareholders Equity amounted to P$1,596 MM.
•	Net Financial Debt as of September 30, 2003 reached P$7,554 MM.
•	The Financial Indebtedness Ratio (Net Financial Debt / Shareholders equity) increased to 4.73 (from 3.55 as of June 30, 2003).
•	The operations of the Company are still being influenced by:
•	The pesification and freeze of regulated tariffs.
•	The evolution of the macroeconomic situation in Argentina.

	As of September 30
	2003	2002	Δ $	Δ %
Net revenues (in MM P$)	2.711	3.151	(440)	-14%
Operating Profit before D&A (in MM P$)	1.447	1.419	28	2%
Operating Profit/(Loss) (in MM P$)	24	(143)	167	-117%
Net income / (loss) (in MM P$)	779	(4.137)	4.916	-119%
Shareholder’s equity (in MM P$)	1.596	817	779	95%
Net financial debt (in MM P$)	7.554	10.826	(3.272)	-30%

Lines in service	3.623.000	3.610.000	13.000	0%
Cellular customers (Argentina & Paraguay)	2.944.000	2.698.000	246.000	9%
Internet subscribers
Dial-up	154.000	148.000	6.000	4%
ADSL	39.600	28.000	11.600	41%
Fixed traffic (in MM minutes)	17.410	16.796	614	4%
Cellular traffic (in MM minutes)	1.809	1.485	324	22%
Fixed ARPU (non-adjusted P$)	40	36	4	11%
Cellular ARPU (non-adjusted P$)	32	26	6	23%
CAPEX (in MM P$)	65	242	(177)	-73%

*	Non-financial data unaudited.

Buenos Aires, November 7, 2003 – Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net loss for the third quarter of fiscal year 2003 (“3Q03”) of P$509 million, under Argentine GAAP. Comparatively, consolidated net income for the third quarter of fiscal year 2002 (“3Q02”) was P$494 million. For the nine-month period ended September 30, 2003 (“9M03”) consolidated net income was P$779 million. Comparatively, consolidated net loss for the nine-month period ended September 30, 2002 (“9M02”) was P$4,137 million.

Earnings per share and ADR for the nine-month period of fiscal year 2003 amounted to P$0.79 and P$3.95, respectively. In comparison, the loss per share and ADR for the similar period of fiscal year 2002, were P$4.20 and P$21, respectively. The loss per share and ADR for 3Q03 amounted to P$0.52 and P$2.58 respectively. In comparison, earnings per share and ADR for 3Q02 were P$0.50 and P$2.51, respectively.

Gross profit/(loss), operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for the nine month period of fiscal year 2003 represented 29%, 53%, 1% and 29% of net sales, respectively; compared with 30%, 45%, (5%) and (131%), respectively, for the similar period of fiscal year 2002. Gross profit/(loss), operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 3Q03 represented 29%, 52%, 3% and (53%) of net sales, respectively compared with 21%, 46%, (14%) and 58%, respectively, for 3Q02.

As indicated in Note 3.1.e of the Financial Statements, such statements have been prepared in accordance to the legal accounting rules established by the Comisión Nacional de Valores (“CNV”), that recognizes the inflationary effect up to February 28, 2003, date in which the CNV has required the Companies under its supervision to discontinue the inflation adjustment method. Accordingly, the figures as of September 30, 2002 have been adjusted using the adjustment factor of 0.9938 that corresponds to the Wholesale Price Index for the period September 2002 to February 2003.

Moreover, in Point 9 of the financial tables included herein, the Company is including additional information in order to provide a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. Comments related to variations in revenues and costs for the different activities correspond to figures “non-adjusted by inflation” or “current pesos” and are related to the mentioned tables.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for the nine-month period of fiscal year 2003 totaled P$2,711 million, a decrease of P$440 million or 14%, compared with P$3,151 million for the same period of fiscal year 2002. Revenues for the period, without the adjustment for inflation, would have reached P$2,710 million, an increase of P$342 million or 14% compared to the same period of fiscal year 2002 (P$2,368 million). The increase can be largely attributed to higher prices in the data transmission, Internet and Domestic Long Distance services and to the recovery in the demand, particularly in the cellular business in Argentina.

Measured service, the main component of revenues in the basic telephony business, decreased by P$132 million, or 16%, to P$673 million during the nine-month period of fiscal year 2003 compared to the same period of fiscal year 2002 (P$797 million). Non-adjusted figures would have shown an increase of P$79 million, or 13%. Revenues from domestic long distance increased as a consequence of higher traffic and higher average rates prompted by the reduction in promotional discounts. Revenues from local telephony also increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 3% for the nine-month period of fiscal year 2003 when compared to the same period of fiscal year 2002. However, the outgoing international long distance traffic, measured in minutes, decreased by 18%, when compared to the same period of fiscal year 2002.

Monthly charges decreased by P$162 million, or 27%, to P$448 million for the nine-month period of fiscal year 2003 when compared to the same period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$10 million, or 2%, mainly due to the increase in revenues from Supplementary Services. Lines in services as of September 30, 2003 increased to approximately 3,623,000, due to the slight recovery in demand, compared to approximately 3,610,000 as of September 30, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Government in January 6, 2002.

Revenues from installation fees paid by new customers increased by P$4 million, or 25%, to P$20 million for the nine-month period of fiscal year 2003 when compared to the same period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$8 million or 67%, largely due to a higher number of lines connected.

Public telephony revenues decreased by P$25 million or 17% to P$126 million for the nine-month period of fiscal year 2003 when compared to the same period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$16 million, or 15%, as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Revenues generated by interconnection services during the nine-month period of fiscal year 2003 decreased by P$22 million, or 16%, to P$119 million. Non-adjusted figures would have shown an increase of P$14 million, or 13% mainly due to the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Regarding the international telephony business, during the nine-month period of fiscal year 2003,

revenues decreased by P$55 million, or 26%, to P$156 million when compared to the same period of fiscal year 2002. Non-adjusted figures would have shown no changes.

Revenues generated by the data transmission business totaled P$247 million during the nine month period of fiscal year 2003, representing a decrease of P$25 million, or 9%, when compared to the same period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$34 million, or 16%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use local numbers with 4004 or similar numbering to access Telecom’s network. As of September 30, 2003 Internet minutes represented 33% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit showed no changes remaining at P$44 million during the nine-month period of fiscal year 2003. Non-adjusted figures would have shown an increase of P$12 million or 38%, mainly due to the higher number of subscribers and the increase in ADSL high-speed access and dial-up monthly fees. As of September 30, 2003, the number of Arnet’s ADSL subscribers reached approximately 39,600. Furthermore, Internet dial-up customers reached approximately 154,000.

The revenues generated by the cellular business during the nine-month period of fiscal year 2003 increased by P$2 million, or 0.1%, to P$817 million when compared to the same period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$173 million or 27%.

Non-adjusted revenues of Telecom Personal in Argentina would have increased by P$214 million, or 43%, to P$706 million compared to the similar period of fiscal year 2002 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators, and the increase in national and international roaming charges.

Furthermore, the average revenue per user increased by 26% (to P$30 per customer, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,425,000 at September 30, 2003, representing an increase of approximately 273,000 customers, or 13%, compared to September 30, 2002.

The customer base as of September 30, 2003 amounted to approximately 1,996,000 prepaid subscribers, representing 82% of the total customer base, and approximately 429,000 post-paid subscribers, representing the remaining 18% of the total customer base.

Núcleo, Telecom Personal’s subsidiary that provides cellular and PCS services in Paraguay, generated P$111 million in revenues during the nine-month period of fiscal year 2003, which are consolidated into the revenues of Telecom Personal. This represented a decrease of P$41 million or 27% as compared to the similar period of fiscal year 2002. Non-adjusted figures would have shown a similar decrease. The decrease can be mainly attributed to the appreciation of the peso against the guaraní as these revenues are denominated in Paraguayan currency, and to the slight decrease in the customer base.

As of September 30, 2003, Núcleo had approximately 519,000 cellular and PCS customers, a decrease of approximately 27,000 customers, or 5%, when compared to September 30, 2002.

In the telephone directories’ publishing business, revenues from the affiliated company Publicom decreased by P$2 million or 33% million for both nine-month period of fiscal years 2003 and 2002. Non-adjusted figures would have shown an decrease of P$1 million.

Operating Costs

The cost of services provided, administrative expenses and selling expenses for the nine-month period of fiscal year 2003 decreased by P$607 million, or 18%, to P$2,687 million when compared to the same period of fiscal year 2002, mainly as a result of the inflation adjustment of figures as of September 30, 2002 and to cost reduction plans implemented by the Company. In the case of not applying the inflationary adjustment to the operating costs before depreciation and amortization, such costs would have decreased for the nine-month period of fiscal year 2003 to P$1,261 million or P$33 million or 3%.

Salaries and social security contributions decreased by P$108 million, or 23%, to P$363 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown an increase of P$12 million or 3%, primarily due to the increase in social security contributions since March 1, 2003 and the extraordinary bonuses and salary increase for unionized and non-unionized employees. This effect was partially offset by the reduction in headcount. As of September 30, 2003, the headcount totaled 12,873 as compared to 14,112 as of September 30, 2002.

Expenses related to taxes decreased by P$24 million or 11% to P$189 million for the nine month period of fiscal year 2003. Non-adjusted figures would have shown an increase in taxes of P$29 million or 18%, mainly due to the increase in the turnover tax in the fixed telephony and the cellular business as a consequence of the increase in sales.

Materials and supplies charges decreased by P$32 million, or 23%, to P$108 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown an increase of P$4 million, or 4%, reaching P$108 million mainly due to higher expenses associated with the installation of new lines and maintenance of the network in the fixed business.

The allowance for doubtful accounts decreased by P$178 million or 90% to P$19 million for nine-month period of fiscal year 2003. Non-adjusted figures would have shown a decrease of P$114 million or 86%. The decrease was evidenced in the fixed lines business (P$77 million) that is related to the decrease in customer lines as a consequence of the crisis of year 2002 and in the cellular business (P$37 million).

Commissions paid to vendors and card sales increased by P$16 million, or 31%, to P$68 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown an increase of P$24 million, or 55%, as a consequence of higher commissions paid for new cellular customers and sales of prepaid card.

Interconnection costs decreased by P$12 million or 11% to P$100 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown an increase of P$17 million, or 20%, mainly as a result of higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to 4004 services in the Internet business and the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Service fees decreased by P$14 million or 16% to P$75 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown an increase of P$6 million or 9%, principally due to higher fees related to information systems.

Management services fees arising mainly from special missions decreased by P$20 million, or 91%, to P$2 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown a decrease of P$11 million or 85%, as the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1º, 2002. As a consequence, the accrual and the payment of the management fee (except for the services related to the special missions requested by the Company) have been suspended from such day and until the termination of the Management Contract provided in point 7.2. of such contract (October 2004). Only the special services requested by Telecom have been paid.

Costs related to advertising decreased by P$8 million, or 33%, to P$16 million for the nine-month period of fiscal year 2003. Non-adjusted figures would have shown a decrease of P$1 million or 6%. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control plan.

Cost of cellular handsets decreased by P$7 million or 58% to P$5 million. Non-adjusted figures would have shown a decrease of P$4 million, or 44%, mainly due to the lower number of cellular handsets sold.

Other expenses decreased by P$59 million, or 21%, for the nine-month period of fiscal year 2003, reaching P$226 million. Non-adjusted figures would have shown an increase of P$6 million, or 3%, mainly due to higher charges for the termination of calls coming from other cellular operators and higher roaming charges.

Depreciation of fixed assets decreased by P$137 million or 9%, to P$1,342 million during the nine-month period of fiscal year 2003 as a consequence of the end of the amortization period of some assets and lower depreciation of capitalized foreign currency exchange differences originated by financial debt.

Finally, amortization of intangible assets decreased by P$2 million or 2% to P$81 million for the nine-month period of fiscal year 2003, mainly due to lower charges related to exclusivity rights and information systems development in the cellular business.

Financial and Holding Results

The gains resulting from financial and holding results reached P$529 million for the nine-month period of fiscal year 2003 as compared to the loss of P$5,862 million for the same period of fiscal year 2002. This improvement can be largely attributed to the $P1,006 million gain arising from currency exchange differences derived from the appreciation of the Peso during the nine-month period of 2003, which affected the Company’s net foreign currency monetary position. Additionally, as a consequence of the lower exchange rate, the interest on foreign currency liabilities decreased by $203 million when compared with the same period of fiscal year 2002.

Other Expenses

Other expenses (net) increased P$23 million, or 20%, to P$138 million for the nine-month period of fiscal year 2003 compared to the same period of fiscal year 2002 due to higher reserves for lawsuits and contingencies and higher severance and termination charges.

Cash flow and Net Financial Debt

Net Financial Debt (Loans – Cash and banks plus Current Investments) decreased by P$3,272 million or 30% to P$7,554 million for the nine-month period of fiscal year 2003 compared with the same period of fiscal year 2002 (P$10,826 million in current pesos), as a consequence of the lower foreign exchange rate, the results of the Cash Tender Offer and the cash generation from operations.

Investment Plan

Telecom has made investments in fixed assets of P$20,857 million, since the start of operations on November 8, 1990, of which P$60 million corresponds to the nine-month period of fiscal year 2003. Likewise, a P$ 5 million investment was made in Intangible Assets. As of September 30,

2003, the net book value of fixed assets and intangible assets totaled P$9,169 million.

Of the total amount invested during the nine-month period of fiscal year 2003, P$36 million, or 55%, corresponds to basic telephony, data transmission and Internet (public telephony 8%, transmission 25% and outside plant 36%, switching 14% and computer equipment 11%) and P$29 million or 45% to cellular telephony.

Other Matters

Nortel Inversora

On September 9, 2003, France Telecom announced the sale of its stake in Nortel Inversora (the controlling shareholder of Telecom Argentina) to W de Argentina, an affiliate of the Los W Group for the amount of US$ 125 million. This transaction is subject to regulatory approval.

Telecommunications Fund

The Argentine Government has launched a Fund for the Development of the National Telecommunications Industry aimed to grant credits to vendor companies in the telecommunications sector.

Telecom Argentina, among other companies in the telecommunication sector, has committed contributions to the Fund.

Project for a new Telecommunications Law

The Secretariat of Communications has called for a National Congress of Telecommunications to all participants of the telecommunication sector. The aim of the meetings is to exchange ideas that will serve as the foundation for the project of the new Telecommunications Law. The sector is actually regulated by a law that dates from 1972 and several decrees issued after that date.

Telecom Personal launched MMS

Telecom Personal is the first cellular operator in Argentina to provide Multimedia Mobile Services using the GSM technology.

MMS allows customers to take pictures with cellular phones and send them instantly to other terminals or to e-mail addresses. Other services to be provided include the possibility to send and receive text, image and audio among GSM clients of Personal.

New Employees

During last September Telecom announced the incorporation of 1.393 employees that previously were working for the Company but under contracts with third parties. These employees are in charge of the client attention services (mainly the Call Center, 110 Information Service, 112 Service repair, Back-office. International Service, and client attention services in Personal and Arnet among others.

Telecom decided that since October 1st all these employees were part of its workforce and had all the benefits of such condition.

It is important to mention that the years that these employees had worked as contracted by third parties will be taken into consideration.

*****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned in equal parts by the Group Telecom Italia and France Telecom (recent developments are described in “Other Matters”). Additionaly, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On September 30, 2003, Telecom had 984,380,978 shares outstanding.

For more information, please contact Financial Planning & Investor Relations Department:	For information about Telecom Group services visit:

Pedro Insussarry	www.telecom.com.ar
54-11-4968-3743
pinsussa@ta.telecom.com.ar	www.telecompersonal.com.ar

Moira Colombo	www.telecominternet.com.ar
54-11-4968-3628
mcolombo@ta.telecom.com.ar	www.arnet.com.ar

Martin Heine	e-company.telecom.com.ar
54-11-4968-3701
mheine@ta.telecom.com.ar	epymes.com.ar

Mensajes: 54-11-4968-3627	www.tstore.com.ar
Fax: 54-11-4313-5842
www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NINE MONTH PERIOD AND THIRD QUARTER - FISCAL YEAR 2003 .

(In millions of Argentine constant pesos as of February 28, 2003, except statistical data and table 9)

1 - Consolidated Balance Sheet

	09/30/03	03/31/02 (1)	Δ$	Δ%
Cash, equivalents and investments	1.902	1.415	487	34%
Trade receivables	530	600	(70)	-12%
Other current assets	157	88	69	78%

TOTAL CURRENT ASSETS	2.589	2.103	486	23%

Trade receivables	—	1	(1)	-100%
Fixed assets	8.300	9.689	(1.389)	-14%
Other non-current assets	1.081	1.148	(67)	-6%

TOTAL NON-CURRENT ASSETS	9.381	10.838	(1.457)	-13%

TOTAL ASSETS	11.970	12.941	(971)	-8%

Accounts payable	342	394	(52)	-13%
Loans	9.412	11.135	(1.723)	-15%
Other current liabilities	227	213	14	7%

TOTAL CURRENT LIABILITIES	9.981	11.742	(1.761)	-15%

Accounts payable	—	—	—	—
Loans	86	145	(59)	-41%
Other non-current liabilities	257	200	57	29%

TOTAL NON-CURRENT LIABILITIES	343	345	(2)	-1%

TOTAL LIABILITIES	10.324	12.087	(1.763)	-15%

Minority Interest	23	9	14	156%
Temporary differences from transaltion	27	28	(1)	-4%
Shareholders’ equity	1.596	817	779	95%

TOTAL LIABILITIES AND EQUITY	11.970	12.941	(971)	-8%

2 - Consolidated Loans

	09/30/03	03/31/02 (1)	Δ$	Δ%
Corporate Bonds	4.574	5.407	(833)	-15%
Banks	1.624	2.097	(473)	-23%
On purchase of fixed assets and inventories	2.553	3.033	(480)	-16%
Accrued interest	584	564	20	4%
Penalties or default interest	77	34	43	126%

TOTAL CURRENT LOANS	9.412	11.135	(1.723)	-15%

Banks	86	142	(56)	-39%
Accrued interest	—	3	(3)	-100%

TOTAL NON-CURRENT LOANS	86	145	(59)	-41%

TOTAL LOANS	9.498	11.280	(1.782)	-16%

(1)	As a consequence of the application of the new accounting rules, the comparative information for intermediate periods of Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Evolution of Shareholder’s Equity, and Cash Flow Statement should be the one corresponding to the equivalent of the previous fiscal year.

3 - Consolidated Income Statement

Nine-Month Comparison

	As of September 30
	2.003	2.002	Δ $	Δ%
Net revenues	2.711	3.151	(440)	-14%
Cost of services provided	(1.929)	(2.211)	282	-13%

GROSS PROFIT	782	940	(158)	-17%

Administrative expenses	(182)	(230)	48	-21%
Selling expenses	(576)	(853)	277	-32%

OPERATING (LOSS)/PROFIT	24	(143)	167	-117%

Equity income from related companies	2	(18)	20	-111%
Amortization of goodwill	—	(10)	10	-100%
Financial & holding results	529	(5.862)	6.391	-109%
Debt Restructuring Results	375	—	375	—
Other incomes & expenses	(138)	(115)	(23)	20%

RESULTS FROM ORDINARY OPERATIONS	792	(6.148)	6.940	-113%

Taxes on income	—	1.990	(1.990)	-100%
Minority interest	(13)	21	(34)	-162%

NET (LOSS)/INCOME	779	(4.137)	4.916	-119%

Operating (Loss)/Profit before D&A	1.447	1.419	28	2%

As a % of Net Revenues	53%	45%

Consolidated Income Statement

Three-Month Comparison

	As of September 30
	2.003	2.002	Δ $	Δ %
Net revenues	961	857	104	12%
Cost of services provided	(685)	(681)	(4)	1%

GROSS PROFIT	276	176	100	57%

Administrative expenses	(45)	(57)	12	-21%
Selling expenses	(200)	(241)	41	-17%

OPERATING (LOSS)/PROFIT	31	(122)	153	-125%

Equity income from related companies	2	(2)	4	-200%
Amortization of goodwill	—	(3)	3	-100%
Financial & holding results	(490)	1.059	(1.549)	-146%
Debt Restructuring Results	1	—	1	—
Other incomes & expenses	(52)	(30)	(22)	73%

RESULTS FROM ORDINARY OPERATIONS	(508)	902	(1.410)	-156%

Taxes on income	—	(400)	400	-100%
Minority interest	(1)	(8)	7	-88%

NET (LOSS)/INCOME	(509)	494	(1.003)	-203%

Operating (Loss)/Profit before D&A	504	397	107	27%

As a % of Net Revenues	52%	46%

4 - Consolidated Statement of Cash Flow

Nine-Month Comparison

	As of September 30
	2.003	2.002	Δ $	Δ %
Net income	779	(4.137)	4.916	-119%
Depreciation and Amortization	1.423	1.562	(139)	-9%
Increase in provisions	114	260	(146)	-56%
(Increase)/decrease in assets	(307)	1.107	(1.414)	-128%
(Decrease)/increase in liabilities	250	(837)	1.087	-130%
Others, net	(881)	3.310	(4.191)	-127%

Total Funds generated by Operating Activities	1.378	1.265	113	9%

Total Funds applied to Investing Activities	(285)	(318)	33	-10%

Interests and financial expenses	(332)	(439)	107	-24%
Increase in financial debt, net	(429)	(41)	(388)	946%

Total Funds applied to Financing Activities	(761)	(480)	(281)	59%

Increase/(decrease) of Funds	332	467	(135)	-29%

Consolidated Statement of Cash Flow

Three-Month Comparison

	As of September 30
	2.003	2.002	Δ $	Δ %
Net income	(509)	494	(1.003)	-203%
Depreciation and Amortization	473	519	(46)	-9%
Increase in provisions	46	59	(13)	-22%
(Increase)/decrease in assets	(71)	(168)	97	-58%
(Decrease)/increase in liabilities	82	52	30	58%
Others, net	573	(637)	1.210	-190%

Total Funds generated by Operating Activities	594	319	275	86%

Total Funds applied to Investing Activities	(258)	(20)	(238)	1190%

Interests and financial expenses	(4)	(8)	4	-50%
Increase in financial debt, net	(3)	2	(5)	-250%

Total Funds applied to Financing Activities	(7)	(6)	(1)	17%

Increase/(decrease) of Funds	329	293	36	12%

5 - Consolidated Revenues Breakdown

Nine-Month Comparison

	As of September 30
	2.003	2.002	Δ $	Δ %
National Basic Telephony	1.443	1.803	(360)	-20%

Measured service
Local	358	447	(89)	-20%
DLD	315	358	(43)	-12%
Monthly charges	448	610	(162)	-27%
Installation fees	20	16	4	25%
Public telephones	126	151	(25)	-17%
Interconnection	119	141	(22)	-16%
Lease of lines and circuits	24	34	(10)	-29%
Others	33	46	(13)	-28%

International Telephony	156	211	(55)	-26%

Data transmission	247	272	(25)	-9%

Data transmission Services	145	147	(2)	-1%
Monthly charges & Internet Traffic	95	105	(10)	-10%
Others	7	20	(13)	-65%

Internet	44	44	—	0%

Internet monthly fee	44	44	—	0%

Cellular Telephony	817	815	2	0%

Telecom Personal	706	663	43	6%

Monthly fee and measured service	185	237	(52)	-22%
Pre-paid card	177	107	70	65%
Calling Party Pays	261	221	40	18%
Others	83	98	(15)	-15%

Núcleo	111	152	(41)	-27%

Monthly fee and measured service	26	44	(18)	-41%
Pre-paid card	26	24	2	8%
Calling Party Pays	48	70	(22)	-31%
Others	11	14	(3)	-21%

Telephone Directories (Publicom)	4	6	(2)	-33%

TOTAL NET REVENUES	2.711	3.151	(440)	-14%

Consolidated Revenues Breakdown

Three-Month Comparison

	As of September 30
	2.003	2.002	Δ $	Δ %
National Basic Telephony	503	472	31	7%

Measured service
Local	124	119	5	4%
DLD	115	102	13	13%
Monthly charges	151	143	8	6%
Installation fees	8	5	3	60%
Public telephones	42	40	2	5%
Interconnection - fixed	49	38	11	29%
Lease of lines and circuits - fixed	10	8	2	25%
Others	4	17	(13)	-76%

International Telephony	54	63	(9)	-14%

Data transmission	81	78	3	4%

Terrestrial Networks	45	42	3	7%
Monthly charges & Internet Traffic	33	29	4	14%
Others	3	7	(4)	-57%

Internet	16	13	3	0

Internet monthly fee	16	13	3	23%

Cellular Telephony	305	227	78	34%

Telecom Personal	264	183	81	44%

Monthly fee and measured service	68	61	7	11%
Pre-paid card	63	37	26	70%
Calling Party Pays	103	61	42	69%
Others	30	24	6	25%

Núcleo	41	44	(3)	-7%

Monthly fee and measured service	9	14	(5)	-36%
Pre-paid card	11	7	4	57%
Calling Party Pays	18	21	(3)	-14%
Others	3	2	1	50%

Telephone Directories (Publicom)	2	4	(2)	-50%

TOTAL NET REVENUES	961	857	104	12%

6- Consolidated Income Statement by Activities

Nine-month period FY 2003 (01/01/03 – 09/30/03)

	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation *
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	1.890	817	4	2.711	(440)	-14%

Salaries and social security contributions	(304)	(54)	(5)	(363)	108	-23%
Agent commissions and card sales	(17)	(51)	—	(68)	(16)	31%
Taxes	(112)	(77)	—	(189)	24	-11%
Materials and supplies	(83)	(23)	(2)	(108)	32	-23%
Allowance for doubtful accounts	(4)	(11)	(4)	(19)	178	-90%
Interconnection cost	(100)	—	—	(100)	12	-11%
Settlement charges	(57)	—	—	(57)	25	-30%
Lease of lines and circuits	(22)	(14)	—	(36)	(3)	9%
Service fees	(65)	(9)	(1)	(75)	14	-16%
Management fees	(2)	—	—	(2)	20	-91%
Advertising	(9)	(7)	—	(16)	8	-33%
Cost of cellular handsets	—	(5)	—	(5)	7	-58%
Others	(101)	(124)	(1)	(226)	59	-21%

Operating (Loss)/Profit before D&A	1.014	442	(9)	1.447	28	2%
Operating (Loss)/Profit before D&A Margin	54%	54%	-225%	53%
Depreciation of fixed assets	(1.094)	(245)	(3)	(1.342)	137	-9%
Amortization of intangible assets	(47)	(34)	—	(81)	2	-2%

OPERATING RESULTS	(127)	163	(12)	24	167	-117%

EQUITY INCOME FROM RELATED COMPANIES	—	—	2	2	20	-111%

AMORTIZATION OF GOODWILL	—	—	—	—	10	-100%

Interest on assets	(19)	(30)	10	(39)	1.539	-98%
Interest on liabilities	342	224	2	568	4.852	-113%

FINANCIAL AND HOLDING RESULTS	323	194	12	529	6.391	-109%

DEBT RESTRUCTURING RESULTS	280	90	5	375	375	—

OTHER INCOMES AND EXPENSES	(88)	(40)	(10)	(138)	(23)	20%

RESULTS FROM ORDINARY OPERATIONS	388	407	(3)	792	6.940	-113%

Taxes on income	—	—	—	—	(1.990)	-100%
Minirity interest	—	(13)	—	(13)	(34)	-162%

NET (LOSS)/INCOME	388	394	(3)	779	4.916	-119%

*	Nine month period FY 2003 vs. Nine month period FY 2002

Consolidated Income Statement by Activities

Nine-month period FY 2002 (01/01/02 – 09/30/02)

	In million of Argentine constant pesos as of February 28, 2003
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	2.330	815	6	3.151

Salaries and social security contributions	(382)	(74)	(15)	(471)
Agent commissions and card sales	(19)	(33)	—	(52)
Taxes	(135)	(77)	(1)	(213)
Materials and supplies	(113)	(26)	(1)	(140)
Allowance for doubtful accounts	(129)	(62)	(6)	(197)
Interconnection cost	(112)	—	—	(112)
Settlement charges	(82)	—	—	(82)
Lease of lines and circuits	(19)	(14)	—	(33)
Service fees	(76)	(11)	(2)	(89)
Management fees	(22)	—	—	(22)
Advertising	(13)	(11)	—	(24)
Cost of cellular handsets	—	(12)	—	(12)
Others	(175)	(108)	(2)	(285)

Operating (Loss)/Profit before D&A	1.053	387	(21)	1.419
Operating (Loss)/Profit before D&A Margin	45%	47%	-350%	45%
Depreciation of fixed assets	(1.162)	(313)	(4)	(1.479)
Amortization of intangible assets	(49)	(34)	—	(83)

OPERATING RESULTS	(158)	40	(25)	(143)

EQUITY INCOME FROM RELATED COMPANIES	(10)	—	(8)	(18)

AMORTIZATION OF GOODWILL	(10)	—	—	(10)

Interest on assets	(1.007)	(519)	(52)	(1.578)
Interest on liabilities	(3.575)	(731)	22	(4.284)

FINANCIAL AND HOLDING RESULTS	(4.582)	(1.250)	(30)	(5.862)

DEBT RESTRUCTURING RESULTS	—	—	—	—

OTHER INCOMES AND EXPENSES	(59)	(43)	(13)	(115)

RESULTS FROM ORDINARY OPERATIONS	(4.819)	(1.253)	(76)	(6.148)

Taxes on income	1.577	399	14	1.990
Minirity interest	—	21	—	21

NET (LOSS)/INCOME	(3.242)	(833)	(62)	(4.137)

Consolidated Income Statement by Activities

Third Quarter FY 2003 (07/01/03 - 09/30/03)

	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation *
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	654	305	2	961	104	12%

Salaries and social security contributions	(113)	(20)	(2)	(135)	(13)	11%
Agent commissions and card sales	(5)	(22)	—	(27)	(7)	35%
Taxes	(38)	(26)	—	(64)	(6)	10%
Materials and supplies	(29)	(9)	(1)	(39)	4	-9%
Allowance for doubtful accounts	1	(4)	(3)	(6)	29	-83%
Interconnection cost	(40)	—	—	(40)	(9)	29%
Settlement charges	(20)	—	—	(20)	(20)	—
Lease of lines and circuits	(9)	(4)	—	(13)	(5)	63%
Service fees	(20)	(3)	—	(23)	1	-4%
Management fees	(1)	—	—	(1)	—	0%
Advertising	(5)	(3)	—	(8)	(3)	60%
Cost of cellular handsets	—	(2)	—	(2)	1	-33%
Others	(34)	(45)	—	(79)	6	-7%

Operating (Loss)/Profit before D&A	341	167	(4)	504	107	27%
Operating (Loss)/Profit before D&A Margin	52%	55%	—	52%
Depreciation of fixed assets	(363)	(83)	(1)	(447)	33	-7%
Amortization of intangible assets	(15)	(11)	—	(26)	13	-33%

OPERATING RESULTS	(37)	73	(5)	31	153	-125%

EQUITY INCOME FROM RELATED COMPANIES	—	—	2	2	4	-200%

AMORTIZATION OF GOODWILL	—	—	—	—	3	-100%

Interest on assets	64	7	1	72	34	89%
Interest on liabilities	(479)	(83)	—	(562)	(1.583)	-155%

FINANCIAL AND HOLDING RESULTS	(415)	(76)	1	(490)	(1.549)	-146%

DEBT RESTRUCTURING RESULTS	1	—	—	1	1	—

OTHER INCOMES AND EXPENSES	(43)	(10)	1	(52)	(22)	73%

RESULTS FROM ORDINARY OPERATIONS	(494)	(13)	(1)	(508)	(1.410)	-156%

Taxes on income	—	—	—	—	400	-100%
Minirity interest	—	(1)	—	(1)	7	—

NET (LOSS)/INCOME	(494)	(14)	(1)	(509)	(1.003)	-203%

*	Second quarter FY 2003 vs. Second Quarter FY 2002

Consolidated Income Statement by Activities

Third Quarter FY 2002 (07/01/02 - 09/30/02)

	In million of Argentine constant pesos as of February 28, 2003
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	626	227	4	857

Salaries and social security contributions	(99)	(17)	(6)	(122)
Agent commissions and card sales	(8)	(12)	—	(20)
Taxes	(38)	(21)	1	(58)
Materials and supplies	(34)	(8)	(1)	(43)
Allowance for doubtful accounts	(13)	(23)	1	(35)
Interconnection cost	(31)	—	—	(31)
Settlement charges	(25)	—	—
Lease of lines and circuits	(4)	(4)	—	(8)
Service fees	(21)	(3)	—	(24)
Management fees	(1)	—	—	(1)
Advertising	(3)	(2)	—	(5)
Cost of cellular handsets	—	(3)	—	(3)
Others	(52)	(32)	(1)	(85)

Operating (Loss)/Profit before D&A	297	102	(2)	397
Operating (Loss)/Profit before D&A Margin	47%	45%	-50%	46%
Depreciation of fixed assets	(364)	(113)	(3)	(480)
Amortization of intangible assets	(17)	(22)	—	(39)

OPERATING RESULTS	(84)	(33)	(5)	(122)

EQUITY INCOME FROM RELATED COMPANIES	(2)	—	—	(2)

AMORTIZATION OF GOODWILL	(3)	—	—	(3)

Interest on assets	21	17	—	38
Interest on liabilities	779	240	2	1.021

FINANCIAL AND HOLDING RESULTS	800	257	2	1.059

DEBT RESTRUCTURING RESULTS	—	—	—	—

OTHER INCOMES AND EXPENSES	(16)	(11)	(3)	(30)

RESULTS FROM ORDINARY OPERATIONS	695	213	(6)	902

Taxes on income	(264)	(137)	1	(400)
Minirity interest	—	(8)	—	(8)

NET (LOSS)/INCOME	431	68	(5)	494

7- Ratios

	30/09/2003	31/12/2002
Liquidity	0,3	0,18
Consolidated Financial Indebtedness(*)	4,7	11,9
Total Consolidated Indebtedness	6,4	14,6
Return on equity (***)	1,0	(1,2)

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

8- Statistical Data

	NATIONAL BASIC TELEPHONY
	September 30, 2003			September 30, 2002
TELECOM	Cumulat.	9 - month period	Quarter	Cumulat.	9 - month period	Quarter
	(1)		(1)	(1)
Installed lines	3.800.604	(1.860)	304	3.802.400	2.342	6
Lines in service (2)	3.622.749	32.465	44.192	3.610.130	(281.670)	(22.129)
Customer lines	3.327.514	33.562	42.444	3.310.342	(273.280)	(20.921)
Public telephony lines	79.446	(366)	86	79.497	(2.679)	(182)
Digitalization (%)	100			100		—
Fixed lines in service per 100 inhabitants (northern region)	19,4	0,0	0,2	19,6	(1,6)	(0,1)
Fixed lines in service per employee	342	19	10	326	(34)	(1)
Investment in fixed assets (3)	20.857	60	26	20.777	218	28

(1)	Cumulative since the start of activities.
(2)	Includes direct inward dialing numbers connected to digital trunk lines
(3)	Includes deferred exchange differences registered during the present quarter of P$1,144 million.

9- Detail of principal consolidated Financial Statements captions (Non-adjusted figures plus inflation effect)

Consolidated Revenues Breakdown

	Nine-Month Comparison
	As of September 30
	2.003			2.002			Δ $	Δ%
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
National Basic Telephony	1.442	1	1.443	1.318	485	1.803	124	9%

Measured service
Local	358	—	358	328	119	447	30	9%
DLD	314	1	315	265	93	358	49	18%
Monthly charges	448	—	448	438	172	610	10	2%
Installation fees	20	—	20	12	4	16	8	67%
Public telephones	126	—	126	110	41	151	16	15%
Interconnection	119	—	119	105	36	141	14	13%
Lease of lines and circuits	24	—	24	23	11	34	1	4%
Others	33	—	33	37	9	46	(4)	-11%

International Telephony	156	—	156	156	55	211	—	0%

Data transmission	247	—	247	213	59	272	34	16%

Data transmission Services	145	—	145	119	28	147	26	22%
Internet Traffic	95	—	95	79	26	105	16	20%
Others	7	—	7	15	5	20	(8)	-53%

Internet	44	—	44	32	12	44	12	38%

Monthly fee	44	—	44	32	12	44	12	38%

Cellular Telephony	817	—	817	644	171	815	173	27%

Telecom Personal	706	—	706	492	171	663	214	43%

Monthly fee and measured service	185	—	185	174	63	237	11	6%
Pre-paid card	177	—	177	83	24	107	94	113%
Calling Party Pays	261	—	261	163	58	221	98	60%
Others	83	—	83	72	26	98	11	15%

Núcleo	111	—	111	152	—	152	(41)	-27%

Monthly fee and measured service	26	—	26	44	—	44	(18)	-41%
Pre-paid card	26	—	26	24	—	24	2	8%
Calling Party Pays	48	—	48	70	—	70	(22)	-31%
Others	11	—	11	14	—	14	(3)	-21%

Telephone Directories (Publicom)	4	—	4	5	1	6	(1)	-20%

NET REVENUES	2.710	1	2.711	2.368	783	3.151	342	14%

	Three month comparison
	As of September 30
	2.003			2.002			Δ $	Δ%
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
National Basic Telephony	503	—	503	457	15	472	46	10%

Measured service
Local	125	(1)	124	115	4	119	10	9%
DLD	114	1	115	98	4	102	16	16%
Monthly charges	151	—	151	139	4	143	12	9%
Installation fees	8	—	8	4	1	5	4	100%
Public telephones	42	—	42	38	2	40	4	11%
Interconnection	49	—	49	38	—	38	11	29%
Lease of lines and circuits	10	—	10	6	2	8	4	67%
Others	4	—	4	19	(2)	17	(15)	-79%

International Telephony	54	—	54	55	8	63	(1)	-2%

Data transmission	81	—	81	89	(11)	78	(8)	-9%

Data transmission Services	45	—	45	54	(12)	42	(9)	-17%
Internet Traffic	33	—	33	30	(1)	29	3	10%
Others	3	—	3	5	2	7	(2)	-40%

Internet	16	—	16	12	1	13	4	33%

Monthly fee	16	—	16	12	1	13	4	33%

Cellular Telephony	305	—	305	235	(8)	227	70	30%

Telecom Personal	264	—	264	179	4	183	85	47%

Monthly fee and measured service	68	—	68	52	9	61	16	31%
Pre-paid card	63	—	63	44	(7)	37	19	43%
Calling Party Pays	103	—	103	61	—	61	42	69%
Others	30	—	30	22	2	24	8	36%

Núcleo	41	—	41	56	(12)	44	(15)	-27%

Monthly fee and measured service	9	—	9	16	(2)	14	(7)	-44%
Pre-paid card	11	—	11	9	(2)	7	2	22%
Calling Party Pays	18	—	18	25	(4)	21	(7)	-28%
Others	3	—	3	6	(4)	2	(3)	-50%

Telephone Directories (Publicom)	2	—	2	3	1	4	(1)	-33%

NET REVENUES	961	—	961	851	6	857	110	13%

Consolidated Statement of Cash Flow

	Nine-Month Comparison
	As of September 30
	2.003			2.002			Δ $	Δ%
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
Collected Interests	50	—	50	31	7	38	19	61%
Historical foreign currency exchange differences by cash and cash equivalents	(79)	—	(79)	239	(200)	39	(318)	-133%
Other results and a decrease or increase in assets and liabilities	1.417	(10)	1.407	922	266	1.188	495	54%

Total Funds generated by Operating Activities	1.388	(10)	1.378	1.192	73	1.265	196	16%

Fixed asset and intangible asset acquisition	(103)	—	(103)	(250)	(128)	(378)	147	-59%
Investments not considered as cash or cash equivalents	(182)	—	(182)	74	(14)	60	(256)	-346%

Total Funds applied to Investing Activities	(285)	—	(285)	(176)	(142)	(318)	(109)	62%

Increase/(decrease) in financial debt, net	(429)	—	(429)	(37)	(4)	(41)	(392)	1059%
Interests and financial expenses	(332)	—	(332)	(288)	(151)	(439)	(44)	15%

Total Funds applied to Financing Activities	(761)	—	(761)	(325)	(155)	(480)	(436)	134%

Increase/(decrease) of Funds	342	(10)	332	691	(224)	467	(349)	-51%

	Three month comparison
	As of September 30
	2.003			2.002			Δ$	Δ%
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
Collected Interests	4	—	4	17	—	17	(13)	-76%
Historical foreign currency exchange differences by cash and cash equivalents	80	—	80	(1)	(358)	(359)	81	-8100%
Other results and a decrease or increase in assets and liabilities	520	(10)	510	345	316	661	175	51%

Total Funds generated by Operating Activities	604	(10)	594	361	(42)	319	243	67%

Fixed asset and intangible asset acquisition	(35)	—	(35)	(65)	(14)	(79)	30	-46%
Investments not considered as cash or cash equivalents	(223)	—	(223)	56	3	59	(279)	-498%

Total Funds applied to Investing Activities	(258)	—	(258)	(9)	(11)	(20)	(249)	2767%

Increase/(decrease) in financial debt, net	(3)	—	(3)	(3)	5	2	—	0%
Interests and financial expenses	(4)	—	(4)	—	(8)	(8)	(4)	—

Total Funds applied to Financing Activities	(7)	—	(7)	(3)	(3)	(6)	(4)	133%

Increase/(decrease) of Funds	339	(10)	329	349	(56)	293	(10)	-3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: November 10, 2003	By:	/s/ Christian Chauvin
		Name:	Christian Chauvin
		Title:	Vice-President